SEC 05037105 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 51312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Riverside Avenue 2nd Floor
(No. and Street)

Westport, Ct 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fishman 203-226-8262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Rolleri, CPA Michael J. Knight & Co, CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street Fairfield, Ct 06824
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Fishman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Securities, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

JO ANN ARCIOLA
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/05

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT SECURITIES, LLC

Table of Contents

Independent Auditors' Report	1
Statements of Financial Condition	2-3
Statements of Income and Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Schedules	
Schedule I – Computation of Net Capital Under Rule 15c3-1	9
Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) To Annual Audited Financial Statements	10

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Members of
Westport Securities, L.L.C.

We have audited the accompanying statements of financial condition of Westport Securities, L.L.C. as of December 31, 2004 and 2003 and the related statements of income and changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Westport Securities, L.L.C. as of December 31, 2004 and 2003, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3 and 17a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
January 18, 2005

Westport Securities, L.L.C.
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash and equivalents	$ 26,593	$ 29,113
Commissions receivable	15,240	8,994
Related company receivable	14,809	13,365
Total current assets	56,642	51,472
Property and equipment:		
EDP equipment and software	2,820	48,706
Furniture and fixtures	13,231	13,231
Less: accumulated depreciation	(14,807)	(58,079)
Net property and equipment	1,244	3,858
Other assets:		
Investment in NASD securities	17,758	16,632
Office lease deposit	12,220	12,220
Total other assets	29,978	28,852
Total assets	$ 87,864	$ 84,182

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 23,262	$ 16,575
Total current liabilities	23,262	16,575
Members' equity:		
Members' equity	68,544	72,675
Other comprehensive gain (loss)	(3,942)	(5,068)
Total members' equity	64,602	67,607
Total liabilities and members' equity	$ 87,864	$ 84,182

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Income and Changes in Member's Equity
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Variable life insurance commissions	$ 138,274	$ 195,743
Life health and disability insurance commissions	58,059	45,194
Mutual fund commissions	23,048	23,577
Related company supervision fees	132,953	120,661
Total revenues	352,334	385,175
Expenses:		
Accounting	477	1,086
Amortization	-	1,505
Bank service charges	83	-
Commissions paid	97,592	77,497
Compliance and regulatory	12,129	12,459
Depreciation	2,615	2,796
Dues and subscriptions	300	655
Franchise tax	-	300
Licenses and permits	250	538
Miscellaneous	65	60
Outside services	-	224
Shared expenses from related company	132,953	120,661
Total expenses	246,464	217,781
Net operating income	105,870	167,394
Members' equity:		
Beginning members' equity	67,607	76,181
Member distributions	(110,000)	(175,000)
Other comprehensive income (loss)	1,125	(968)
Ending members' equity	$ 64,602	$ 67,607

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows used for operating activities:		
Net income	$105,870	$167,394
Adjustments to reconcile change in net income to cash used for operating activities:		
Depreciation and amortization	2,615	4,301
(Increase) decrease in commissions receivable	(6,246)	(1,976)
(Increase) decrease in related company receivable	(1,444)	(3,177)
Increase (decrease) in accounts payable	6,685	749
Total adjustments	1,610	(103)
Net cash provided from operating activities	107,480	167,291
Cash flows from financing activities:		
Member capital distributions	(110,000)	(175,000)
Net cash used by financing activities	(110,000)	(175,000)
Net decrease in cash and cash equivalents	(2,520)	(7,709)
Beginning cash and cash equivalents	29,113	36,822
Ending cash and cash equivalents	$26,593	$29,113

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND BACKGROUND

Westport Securities, L.L.C. (the Company) is a Connecticut Limited Liability Company formed in 1995. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with generally accepted accounting principles and is required by the SEC and NASD. The cash basis of reporting is used for reporting income taxes.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2004, the Company had no cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. An allowance for uncollectible accounts is based upon historical write-offs and anticipated future losses. Accounts receivables are applied against the reserve after management has pursued all possible collection actions. As of December 31, 2004, the Company does not believe a reserve is required.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 7 years. MACRS is followed for federal income tax reporting.

Investments – In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Debt and Equity Securities", securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity, which are those the Company has positive intent and ability to hold to maturity, are reported at amortized cost. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company has no securities that are held-to-maturity or trading as of December 31, 2004.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and are reported as a separate component of members' equity. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Income taxes – The Company is a limited liability company treated as a partnership. Accordingly, in lieu of Federal and state income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Resnick Investment Advisors, L.L.C. (RIA), an SEC Registered Investment Advisor is a related entity owned by the Company's members. It shares common office space, equipment and personnel with the Company. During the year ended December 31, 2004, the Company reimbursed RIA $132,953 for these shared expenses. As of December 31, 2004, the Company owes RIA $14,809.

The lease for the Company's office is paid for by RIA and is reimbursed via the shared expense arrangement as described above. The Company is the lessee on the office lease. (See Note 4)

The Company supervises investment activities of the RIA. For these services, RIA reimburses the Company. For the year ended December 31, 2004, RIA paid $132,953.

NOTE 4 - LEASE COMMITMENTS

The Company leases its office facility under a ten-year lease arrangement. Under the terms of the lease agreement, the Company will pay $6,611 per month, plus all utilities. The lease expires on February 28, 2006. The future minimum lease payments under the remaining lease term as of December 31, 2004 are as follows:

Year Ended December 31	
2005	$79,332
2006	13,222
2007	-
2008	-
Thereafter	-
Total	$ 92,554

Resnick Investment Advisors, L.L.C., a related company, pays this lease through a shared expense arrangement as described in Note 3.

NOTE 5 – RULE 15c3-3

Upon formation of the broker/dealer as described in Note 1, the Company will be exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – NET CAPITAL REQUIREMENTS

Upon formation of the broker/dealer as described in Note 1, the Company will be subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $14,782, which exceeded the minimum by $9,782. The Company's net capital ratio was 1.44 to 1.

NOTE 7 – INVESTMENT IN SECURITIES

During 2000, the Company has acquired 1,760 shares of the Nasdaq Stock Market, Inc. common stock via a private placement. During 2002, the shares of this company commenced trading in the over the counter market. The Company classifies this security as available-for-sale. The fair market value of the security as of December 31, 2004 is $17,758. The cost of the security was $21,700 or an aggregate unrealized loss of $3,942. This loss on securities available-for-sale has been included as a separate component of members' equity.

On December 14, 2004, the NASD offered to purchase all outstanding shares of their stock at a price which approximated fair market value at December 31, 2004. The Company has decided to take no action on the offer.

Westport Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1
For the Year Ended December 31, 2004
Schedule I

Net Capital	
Total members' equity	$64,602
Deduct members' equity not allowable for net capital	0
Total members' equity qualified for net capital	64,602
Deductions/other charges:	
Group annuity receivables	3,789
Related party receivables	14,809
Net property and equipment	1,244
Other assets	29,978
Total deductions/other charges	49,820
Net capital	$14,782
Aggregate indebtedness	
Accounts payable	$21,256
Total aggregate indebtedness	$21,256
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$9,782
Ratio: Aggregate indebtedness to net capital	1.44

See report of independent auditor.

Westport Securities, L.L.C.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5 (d)(4)
to Annual Audited Financial Statements
For the Year Ended December 31, 2004
Schedule II

Net Capital as reported on 4th Quarter Focus	$14,782
Adjustments from 4th Quarter Focus to Annual Audit	
No adjustments	
Total adjustments	0
Revised Net Capital as reported in the Annual Audit	$14,782

See report of independent auditor and notes to financial statements.